DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275

Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated April 30, 2005 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                   April 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $840.82 per unit at the end of April, down 8.1% for the month.

Unfavorable trading conditions continued during April with the absence of trends across nearly all market sectors. Trading losses for the month were predominantly attributable to trading in energy markets, global stock indices, and U.S. interest rates with some offsetting profits in non-U.S. interest rate contract trading.

In the commodities sector, crude oil prices sold off materially at the outset of the month against the advisors net long position, only to rally mid-month and then drop precipitously in the final week. This "whipsaw" of significant amplitude resulted in losses for the Fund. Natural gas was also weaker, as most of the U.S. experienced a milder than normal end to winter.

Similar unfavorable price volatility in wide bands occurred in base metals, especially tin and copper which resulted in losses in these markets as well. Results of currency trading were down slightly for the month as the dollar remained in a tight range.

In the financial sector, losses were primarily accumulated on diminishing long positions in international stock indices as forecasts for growth rates in Europe and Japan declined amid rising joblessness claims. Short positions in U.S. indices were insufficient to offset the results in non-US markets. These events supported non-U.S. fixed income prices, which the underlying advisors were properly positioned to capitalize on and helped to offset some of this month's losses. However, mixed economic data in the U.S. resulted in losses associated with range bound U.S. Treasury yields.

Trading in the agricultural sector was mixed. The largest mover was wheat, with prices surging amid concerns that freezing temperatures in Kansas could damage the winter wheat crop. In addition, worries that a lack of rain would have an adverse effect on the crop helped push the market higher as well.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of April 30, 2005, advisors to the Fund are Aspect Capital Limited, Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., Winton Capital Management Limited and Capital Fund Management S.A.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period April 1,
                             Through April 30, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading          $(48,323,792)     (5.98)%
Change in unrealized gains/losses
     from trading                      (16,417,841)     (2.03)
                                       -----------      -----
                                       (64,741,633)     (8.01)
Add, Brokerage commissions
     and clearing fees ($402,815)        4,150,319       0.51
                                       -----------      -----
Net realized and unrealized losses     (68,891,952)     (8.52)
Interest Income                          1,401,725       0.17
                                       -----------      -----
                                       (67,490,227)     (8.35)
                                       -----------      -----
Less, Expenses:
     Management fees                     1,226,879       0.15
     Other expenses                         64,696       0.01
                                       -----------      -----
                                         1,291,575       0.16
                                       -----------      -----
Net loss                               (68,781,802)     (8.51)%
                                                        =====

Additions (31,935.3993 L.P. units
at March 31, 2005 net asset
value per unit of $915.16)              29,226,000
Redemptions (10,359.2572 L.P. units
at April 30, 2005 net asset
value per unit of $840.82)              (8,710,271)
                                       -----------
Decrease in net assets                 (48,266,073)
Net assets, March 31, 2005             817,549,565
                                       -----------
Net assets, April 30, 2005            $769,283,492
                                       ===========

Net Asset Value per unit
  ($769,283,492 / 915,179.8655 Units)      $840.58
                                            ======

Redemption value per unit  (Note 1)        $840.82
                                            ======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $840.82.

The net asset value per unit of $840.58 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.


To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


   By:  /s/ Daniel R. McAuliffe, Jr.
        ----------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.